December 6, 2010

Re:	Orbitz Worldwide, Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-161723
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Julie F. Rizzo
Dear Ms. Rizzo:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5 pm Eastern Standard Time on December 8, 2010 or as soon thereafter as is practicable.
We hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, ORBITZ WORLDWIDE, INC.
By:	/s/ James P. Shaughnessy
	Name:	James P. Shaughnessy
	Title:	Senior Vice President, Chief Administrative Officer and General Counsel